PREDEX                                                                                                                         Northern Lights Distributors, LLC

September 18, 2013

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C.  20549

Re:

PREDEX, 1933 Act File No. 333-186987, 1940 Act File No. 811-22808

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, on behalf of PREDEX (the "Registrant”) and Northern Lights Distributors, LLC, the Registrant's principal underwriter, the Registrant hereby requests acceleration of the effective date of Pre-Effective Amendment No. 3 to the Registrant's Registration Statement on the date submitted or, in the alternative, acceleration to the earliest possible time after the date submitted.  Absent acceleration, the Registration Statement would not become effective.

The Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

3.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

4.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

PREDEX

Northern Lights Distributors, LLC

By:

/s/ Michael Achterberg

By:

/s/ Brian Nielsen

Michael Achterberg

Brian Nielsen

Treasurer

Chief Executive Officer, Manager and Secretary

741169.2